National Securities Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

August 2, 2016

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Atomera Incorporated
Registration Statement on Form S-1
File No. 333- 212353

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, National Securities Corporation, as underwriter of the proposed public offering of shares of Common Stock of Atomera Incorporated, distributed copies of the Preliminary Prospectus dated July 29, 2016 as follows:

(1)	50 copies to institutions;

(2)	one copy to a FINRA member; and

(3)	300 copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated July 29, 2016 have been distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distributed copies to all customers of ours.

We have adequate capital to underwrite a “firm commitment.”

Very truly yours,

NATIONAL SECURITIES CORPORATION

By:	/s/ Jonathan C. Rich
Name: Jonathan C. Rich
Title: EVP – Head of Investment Banking